Exhibit 99.1

Borr Drilling Limited – Announces Pricing of Senior Secured Notes

Hamilton, Bermuda, October 24, 2023. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announced today that its wholly-owned subsidiary Borr IHC Limited has priced its previously announced offering of $1,540,000,000 in aggregate principal amount of senior secured notes, consisting of $1,025,000,000 aggregate principal amount of senior secured notes due 2028 at a price equal to 97.750%, bearing a coupon of 10.000% per annum and $515,000,000 aggregate principal amount of senior secured notes due 2030 at a price equal to 97.000%, bearing a coupon of 10.375% per annum.

The proceeds from the offering are intended to be used, together with the proceeds from the Company’s previously announced $50 million private placement of shares in Norway, to repay all of the Company’s outstanding secured borrowings, being the Company’s DNB Facility, Hayfin Facility, shipyard delivery financing arrangements with OPPL and PPL, the Company’s $150 million principal amount of Norwegian law Senior Secured Bonds, and to pay related premiums, fees, accrued interest and expenses, in connection with the foregoing, and the remainder, if any, for general corporate purposes. The notes will be guaranteed by the Company and certain of its subsidiaries and will be secured on a senior basis on substantially all of the assets of the Company and certain subsidiary guarantors.

Settlement of the notes offering is expected on or about November 7, 2023, and is subject to customary closing conditions.

By the pricing of the notes, the conditions for the completion of the private placement of shares are fulfilled subject only to customary settlement procedures, and settlement is expected on October 31, 2023, as previously announced.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward looking statements

The press release include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including the expected closing date of the notes offering and the private placement of shares, the use of proceeds and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to the closing of the notes and the private placement of the shares and use of proceeds and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.

October 24, 2023

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208